Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

El Hempe Spirits, Inc.
11565 S.W. 67th Avenue
Portland, OR 97223
https://www.el-hempe.com/

Up to $1,234,992.48 in Common Stock at $2.67
Minimum Target Amount: $9,999.15

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: El Hempe Spirits, Inc.
Address: 11565 S.W. 67th Avenue, Portland, OR 97223
State of Incorporation: TX
Date Incorporated: November 18, 2019

Terms:

Equity

Offering Minimum: $9,999.15 | 3,745 shares of Common Stock
Offering Maximum: $1,234,992.48 | 462,544 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.67
Minimum Investment Amount (per investor): $237.63

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Amount Based Bonus</u>

Tier 1 - $1,000 – Invest $1,000+ and receive a hat, a 4 pack of product, and stickers/misc swag

Tier 2 - $5,000 – Invest $5,000+ and receive a two (2) 4 packs (flavor TBD by El Hempe and all the above

Tier 3 - $10,000 – Invest $10,000+ and receive a 4 pack of each flavor and a call with CEO, Tony Bash.

<u>Time Based Bonus</u>

Friends and Family Early Bird Perks

Invest Within The First 24 Hours and Receive 15% Bonus Shares.

Super Early Bird Perks

Invest Within The Next 72 hours and Receive 10% Bonus Shares.

Early Bird Bonus Perks

Invest Within The Next 7 days and Receive 5% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

El Hempe Spirits, Inc.will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.67/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $267. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, in addition to the aforementioned bonus.

The Company and its Business

Company Overview

We are a spirits/liquor company in the 3 tier liquor industry specializing in amazing "ready to drink '' sparkling tequila cocktails that come in a 12oz sleek can, that have gentle aromas and tastes of cannabis! OUR NAME IS EL HEMPE - "unmask the flavor"!

In the 3 tier liquor industry we rely on our distributors that are licensed in each state to get our products to liquor stores, bars and restaurants (retail). We make money (revenue) once the product is sold to a distributor or state liquor control system.

El Hempe Spirits was created to be a challenger brand to attack the status quo of "ready to drink" (RTD) cocktail industry. What the El Hempe team learned from the cannabis industry, allowed us to understand the bridge that terpenes can create between the spirits and cannabis industries. Our true tequila sparkling cocktails come in three amazing flavors; Lemon Lime, Mixed Berry and Hibiscus - all which have the green grassy smell, with NONE of the THC. Currently available in OR, CA and NV - with new states coming online soon. (And new flavors in the works!!)

The Company converted from El Hempe Spirits LLC, an Oregon limited liability company, to El Hempe Spirits, Inc., a Texas corporation, on April 24, 2020. The Company was originally formed on November 18, 2019.

IP PORTFOLIO

The Company: (i) was granted United States trademark registration for "El Hempe", both standard word mark (Registration No. 88519924) and stylized mark (Registration No. 88519930) in Class 33; (ii) has applied for United States stylized trademark registration for "Unmask the Flavor" (Application No. 90447093) in Class 33; (iii) was granted Chinese trademark registration for "El Hempe", both standard word mark (Registration No. 43870419) and stylized mark (Registration No. 43870420) in Class 33; (iv) and the Company has applied for trademark registrations for "El Hempe" in both standard word mark and stylized mark in Canada and Mexico. In addition to this, El Hempe has other trade secret IP that it has developed, including the recipes and formulations for its products.

Competitors and Industry

El Hempe is one of the first companies using botanical aromatic terpenes (that smell like weed) as an ingredient in their beverages or cocktails, while maintaining a low calorie and carb ratio. The RTD category continues to grow, Cutwater, High Noon, and most spirits are releasing their versions with heavy focus on high volume and using malt based or wine based liquor. We are strictly tequila base with the terpenes that enhance and extend the flavor profile.

*source - Forbes. Spirits-based RTDs – still commanding a small segment but growing quickly — are seeing new sales highs. And people aren’t opting for high-octane, hair-on-your-chest drinks. The growth is largely led by low-ABV offerings, clocking in at 5% ABV or below.

“Ready-to-drink beverages remain popular, especially during the summer and over key holiday weekends,” says Jon Berg, VP of Beverage Alcohol Thought Leadership, NielsenIQ. “Spirits-based RTDs have seen particularly impressive growth, and this trend is likely to continue. Consumers enjoy the product's simplicity, and spirits RTDs take the intimidation out of mixing a drink for themselves or guests. With spirits cocktails having so much success in the market, wine cocktails like sangrias, mimosas, spritzers and bellinis could find more traction as the lines between different beverage categories – spirits, wine and beer – continue to blur.”

The spirits and “ready to drink” (RTD) cocktail consumer continues to evolve. They look for flavor, uniqueness, originality, and value. We are a challenger brand to conventions in the”ready to drink” (RTD) seltzer category; El Hempe is unapologetic and Undefinable. The unique aroma of cannabis without the THC or CBD is a uniqueness. We’ve created a beverage for the cannabis curious by providing a seltzer cocktail that tastes great, smells unique and without the harsh bitter alcohol taste.

“Ready to Drink” beverages (RTDs) in our category typically are malt or wine based and generally are very sweet, high calorie flat beverages that don't stand out on their own. Beyond El Hempe’s unique terpene blend and experience we wanted to challenge the notion that you can’t have a low calorie/sugar/carb option that tastes great and is made with TRUE tequila. We wanted to find the uniqueness and originality that consumers are craving.

Current Stage and Roadmap

El Hempe has been approved for sale in the giant liquor retailer; Total Wine and Spirits!

Tequila Awards - Our current flavors are winning over tequila connoisseurs all over the United States, we have entered and won medals in several spirits competitions and have several more coming up to round out 2022. Specifically the Denver International Spirits Competition; Silver and Gold

We have gained expansion into CA, NV and OR - we will soon be in Texas, Washington state, Wisconsin and Hawaii.

El Hempe has been approved for sale in the giant liquor retailer; Total Wine and Spirits!

Tequila Awards - Our current flavors are winning over tequila connoisseurs all over the United States, we have entered and won medals in several spirits competitions and have several more coming up to round out 2022. Specifically the Denver International Spirits Competition; Silver and Gold

We have gained expansion into CA, NV and OR - we will soon be in Texas, Washington state, Wisconsin and Hawaii.

El Hempe now has distribution in CA, NV and OR - our next phase of growth will be to quickly lock down our distributors in Hawaii, Arizona and Texas. During this phase we will increase our “in market” marketing and sampling efforts to insure sell-through and customer acquisition. The company has planned to increase its PR and promotional activities as well as its social media presence.

The Team

Officers and Directors

Name: Anthony J. Bash

Anthony J. Bash's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Chief Executive Officer, President
  Dates of Service: November, 2019 - Present
  Responsibilities: Runs the direction of the company. Does not currently take a salary.

Other business experience in the past three years:

- **Employer:** Acreage Holdings
  Title: Chief Executive Officer, Form Factory
  Dates of Service: December, 2018 - March, 2020
  Responsibilities: Cannabis Co-packing, foods, beverages, consumer goods

Name: Charles E. Harrell

Charles E. Harrell's current primary role is with The Harrell Law Firm LLC dba Compass Law . Charles E. Harrell currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Chief Legal Officer, Secretary
  Dates of Service: November, 2019 - Present
  Responsibilities: Responsible for the legal and regulatory matters for the Company. Does not currently take a salary.

Other business experience in the past three years:

- **Employer:** Copia Power
  Title: Senior Counsel and Managing Director
  Dates of Service: August, 2022 - Present
  Responsibilities: Legal matters

Other business experience in the past three years:

- **Employer:** The Harrell Law Firm LLC dba Compass Law
  Title: Founder / Managing Member
  Dates of Service: April, 2014 - Present
  Responsibilities: At the Harrell Law Firm LLC, I bring an uncommon business management perspective to the legal services and experience obtained through 20+ years legal experience and my clients seek my input and recommendations on all aspects of their company's business strategy, management and operational issues.

Other business experience in the past three years:

- **Employer:** Birch Infrastructure, PBLLC
  Title: Associate General Counsel and Managing Director
  Dates of Service: June, 2021 - August, 2022
  Responsibilities: Legal matters

Other business experience in the past three years:

- **Employer:** Form Factory, Inc.
  Title: General Counsel
  Dates of Service: June, 2018 - August, 2020
  Responsibilities: As General Counsel, I was in charge of all aspects of the Company's national legal affairs including formation, capitalization, corporate governance, financing, contracts, intellectual property, human resources and regulatory compliance for multi-state consumer products manufacturer from entity start-up through $160mm acquisition. As part of my responsibilities and duties, I: (i) set up and established the Company's complete multi-state regulatory compliance process and structure; (ii) created and negotiated the Company's primary business operational documents, including license and manufacturing agreements, intellectual property license agreements, distribution agreements, professional services agreements, as well as the Company's suite of employment documents; (iii) negotiated the Company's real property and equipment leasing agreements; (iv) oversaw and managed the Company's outside counsel; (v) provided detailed risk analysis for the Company as it expanded into new markets and jurisdictions; and (vi) provided business operational and process leadership and guidance for the Company.

Other business experience in the past three years:

- **Employer:** Compass Law LLC
  Title: Managing Partner
  Dates of Service: January, 2017 - August, 2020
  Responsibilities: Law Firm

Name: Joseph R. Ragazzo

Joseph R. Ragazzo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Chief Revenue Officer
  Dates of Service: February, 2020 - Present
  Responsibilities: Responsible for overseeing all revenue streams: pricing, sales, distributor management. Set Route to Market strategy for brand roll-out and in market execution. Product development. Does not currently take a salary.

Other business experience in the past three years:

- **Employer:** LiDestri Food and Drink
  Title: Vice President, Sales Director Spirits
  Dates of Service: July, 2015 - March, 2020
  Responsibilities: Responsible for national sales,the development of an integrated portfolio strategy to broaden our consumer reach and improving our

Route to Market utilizing both distributor and broker networks.

Name: Efrain Romo

Efrain Romo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: March, 2021 - Present
  Responsibilities: Skills: Negotiation · Event Planning · Sales Processes · Business Development. Does not currently take a salary.

Other business experience in the past three years:

- **Employer:** Consultant
  Title: Consultant
  Dates of Service: April, 2022 - May, 2022
  Responsibilities: Experience in Marketing, Sales Promotion, Sports Marketing, Negotiation, Event Sponsorship and Activation with emphasis on consumer engagement and growth.

Other business experience in the past three years:

- **Employer:** Urban Advantage Insurance
  Title: AGENCY DEVELOPMENT
  Dates of Service: April, 2018 - March, 2022
  Responsibilities: Responsible for financial growth, network support, acquisition and repetitive participation. • Engage and support partner agencies. • Identify and secure partner agents that generate growth. • Increased revenue and frequency among assigned network. • Key focus on personalized quick service that provides mutually beneficial growth to partner agencies and their insureds.

Name: Justin Hale

Justin Hale's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operations Officer
  Dates of Service: May, 2020 - Present
  Responsibilities: As Chief Operations Officer, Justin Hale, is responsible for domestic operations of El Hempe Spirits. He oversees the company's entire supply chain and logistics program, inventory management and production forecasting. Does not currently take a salary.

Other business experience in the past three years:

- **Employer:** Sales Business Analyst
  Title: Kai USA Ltd. - Kershaw Knives, Zero Tolerance Knives, Shun Cutlery, and Kai Housewares
  Dates of Service: January, 2021 - February, 2022
  Responsibilities: Sales Business Analyst

Other business experience in the past three years:

- **Employer:** Acreage Holdings
  Title: Director of Procurement
  Dates of Service: January, 2019 - April, 2020
  Responsibilities: Director of Procurement

Name: Brent Adam

Brent Adam's current primary role is with Borgman Capital . Brent Adam currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: March, 2020 - Present
  Responsibilities: Organizing the books and finances for the company. Does not take a salary.

Other business experience in the past three years:

- **Employer:** Borgman Capital
  Title: Chief Financial Officer
  Dates of Service: May, 2020 - Present
  Responsibilities: CFO

Other business experience in the past three years:

- **Employer:** SouthEastern Meats
  Title: Chairman of the Board
  Dates of Service: May, 2021 - Present
  Responsibilities: Chairman of the Board

Other business experience in the past three years:

- **Employer:** Aerial Work Platforms Inc.
  Title: Board Member
  Dates of Service: December, 2020 - Present
  Responsibilities: Sits on the board

Other business experience in the past three years:

- **Employer:** Adam Group
  Title: Managing Director
  Dates of Service: April, 2017 - Present
  Responsibilities: Sits on the board of directors

Other business experience in the past three years:

- **Employer:** Form Factory Inc.
  Title: CFO
  Dates of Service: July, 2018 - February, 2020
  Responsibilities: Runs the finances and books of the business.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock of the Company should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock of the Company purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of at least one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a

prototype for our tequila and mezcal products. Delays or cost overruns in the development of our tequila and mezcal products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They

may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
El Hempe Spirits, Inc.'s predecessor entity (El Hempe Spirits LLC) was formed on November 18, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. El Hempe Spirits, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that El Hempe's terpene-infused tequila is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We have existing intellectual property rights that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns multiple United states and international trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

<table>
<tr><th>Stockholder Name</th><th>Number of Securities Owned</th><th>Type of Security Owned</th><th>Percentage</th></tr>
<tr><td>Island Times LLC</td><td>510,000</td><td>Common Stock</td><td rowspan="2">15.94%</td></tr>
<tr><td>Island Times LLC</td><td>134,895</td><td>Series Seed Preferred Stock</td></tr>
</table>

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, and Convertible Note Purchase Agreement - Chetwood Investment Fund. As part of the Regulation Crowdfunding raise, the Company will be offering up to 462,544 of Common Stock.

Common Stock

The amount of security authorized is 12,500,000 with a total of 4,107,995 outstanding.

Voting Rights

1 vote per share

Material Rights

2,000,000 common shares are reserved for El Hempe Spirits, Inc. stock option plan; 837,000 options have been allocated for distribution and are included in the calculation of ownership percentage.

Transfer Restrictions

The Common Stock sold in this offering will be subject to certain transfer restrictions. See the Second Amended and Restated Shareholder Agreement in exhibit F for additional information.

Tag Along Rights

The Common Stock sold in this offering have certain tag-along rights. See the Second Amended and Restated Shareholder Agreement in exhibit F for additional information.

Drag Along Provisions

The Common Stock sold in this offering will be subject to certain drag along provisions. See the Second Amended and Restated Shareholder Agreement in exhibit F for additional information.

Series Seed Preferred Stock

The amount of security authorized is 7,500,000 with a total of 967,416 outstanding.

Voting Rights

Voting Rights. Except as otherwise provided in this Certificate of Formation or as otherwise required by applicable law, the holders of Series Seed Preferred Stock shall be entitled to one vote for each share of Series Seed Preferred Stock held on all matters that stockholders are entitled to vote on under the Texas Business Organizations Code. Except as otherwise provided in this Certificate of Formation or as otherwise required by applicable law, holders Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Material Rights

Preferred shareholders have certain dividend rights and certain liquidation preferences. For complete information please refer to Exhibit F.

Convertible Note Purchase Agreement - Chetwood Investment Fund

The security will convert into Series seed preferred stock and the terms of the Convertible Note Purchase Agreement - Chetwood Investment Fund are outlined below:

Amount outstanding: $186,816.00
Maturity Date: April 03, 2023
Interest Rate: 6.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: Equity financing of $500,000 or more.

Material Rights

El Hempe is in the process of converting this note to Series Seed Preferred Stock. The Company anticipates this note will convert into Series Seed Preferred stock at face value.

3.1 Automatic Conversion on Qualified Equity Financing. If at any time prior to the Maturity Date, the COMPANY consummates a Qualified Equity Financing then, subject to the conditions set forth herein, the Conversion Amount will automatically convert into that number of shares of the same class and series of securities of the COMPANY issued in the Qualified Equity Financing as is equal to the quotient (rounding up to the nearest whole share) obtained by dividing (a) the Conversion Amount by (b) the [price per share offered for that class of stock]. Automatic conversion under this Section 3.1 will be deemed to have occurred on the closing of the Qualified Equity Financing. The Note shall otherwise convert on the same terms and conditions applicable to the other Purchaser in the Qualified Equity Financing. Following the Maturity Date, if this Note shall not have been paid in full, the Holder of this Note shall continue to have the right to convert this Note under the terms hereof upon the occurrence of a Qualified Equity Financing.

3.2 Optional Conversion on Non-Qualified Equity Financing. If, prior to the Maturity Date, the COMPANY sells shares of its equity securities in other than a Qualified Equity Financing (a "Non-Qualified Financing"), Holder shall have the right, but not the obligation, to convert the Conversion Amount into shares of the equity securities sold in such Non-Qualified Financing. The total number of equity securities of the COMPANY (or any successor entity or successor entities) to be issued upon such optional conversion shall be equal to the quotient obtained by dividing (a) the Conversion Amount by (b) [the price per share for that class of stock]. The Note shall otherwise convert on the same terms and conditions applicable to the other Purchaser in the Non-Qualified Financing.

3.3 Optional Conversion at Maturity Date. If the COMPANY has not consummated a Qualified Equity Financing prior to the Maturity Date, then effective on the Maturity Date, the COMPANY shall have the option, in its sole discretion, to convert the outstanding principal amount of the Note, and any accrued but unpaid interest thereon, into that number of Series Seed Preferred shares as is equal to the quotient (rounding up to the nearest whole share) obtained by dividing (a) the Conversion Amount by (b) the Conversion Price. Any election to convert the Note pursuant to this Section 3.1 will be made in writing and must be delivered to the COMPANY at least ninety (90) days prior to the Maturity Date. Otherwise, the Note shall be payable on the Maturity Date.

"**Conversion Amount**" shall mean the outstanding principal and accrued but unpaid interest on this Note on the date of any conversion of this Note to equity.

"**Conversion Price**" shall mean a Conversion Amount exchange value equal to one (1) Series Seed Preferred Share for each Four Dollars and Sixteen and Six Thousand Six Hundred Sixty-Seven Ten-Thousandths Cents ($4.166667) of the total Conversion Amount on the date of any conversion of this Note to equity. For example, as a manner of illustration only, if the Conversion Amount was Two Million Dollars ($2,000,000.00), with a Conversion Price of Four Dollars and Sixteen and Six Thousand Six Hundred Sixty-Seven Ten-Thousandths Cents ($4.166667) per Series Seed Preferred Share, the Holder would receive Four Hundred Eighty Thousand (480,000) (rounded up) Series Seed Preferred Shares. Comparatively, if the Conversion Amount was One Million Five Hundred Thousand Dollars ($1,500,000.00), with a Conversion Price of Four Dollars and Sixteen and Six Thousand Six Hundred Sixty-Seven Ten-Thousandths Cents ($4.166667) per Series Seed Preferred Share, the Holder would receive Three Hundred Sixty Thousand (360,000) (rounded up) Series Seed Preferred

Shares.

"**Qualified Equity Financing**" shall mean a future equity financing in which the gross offering proceeds to the COMPANY are at least Five Hundred Thousand Dollars ($500,000.00) (excluding any conversion of the Note or any other outstanding indebtedness).

What it means to be a minority holder

As a minority holder of the common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,344,679.76
  Number of Securities Sold: 322,472
  Use of proceeds: Operations and marketing activites
  Date: May 20, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $4,200.00
  Number of Securities Sold: 486,000
  Use of proceeds: Initial costs; these are shares issued to the Founders of El Hempe.
  Date: January 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021 - Please use this as an example

Revenue

Revenue for fiscal year 2020 was $0 compared to $1,238 in fiscal year 2021. El Hempe was in start-up mode during 2020 and most of 2021. Sales did not commence until Q4 of 2021.

Cost of sales

Cost of Sales for fiscal year 2020 was $0 compared to $1,111 in fiscal year 2021. El Hempe was in start-up mode during 2020 and most of 2021. Sales did not commence until Q4 of 2021.

Gross margins

Gross profit for fiscal year 2020 was $0 compared to $111 in fiscal year 2021. El Hempe was in start-up mode during 2020 and most of 2021. Sales did not commence until Q4 of 2021. Furthermore, the gross margin of 10% in 2021 was lower than the anticipated gross margin going forward due to the start-up nature of the sales.

Operating Expenses

Operating Expenses for fiscal year 2020 were $195,181 compared to $645.966 in fiscal year 2021. El Hempe was in start-up mode during 2020 and most of 2021. The 2020 Operating Expenses were primarily related to people costs and research and development. The increase in 2021 was driven by an increase in sales and marketing in connection with the company's launch of sales in Q4 2021.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the historical cash flows represent the start-up phase of the Company. During 2022 the Company continued to expand its sales efforts and enter new sales territories. Past cash was primarily generated through debt and equity financing. Our goal is to continue to grow the sales of the company. While this will initial continue to require more cash flow than generated by the Company's sales, we anticipate this to change in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 11/15/22 we have $10k cash in the bank. We have an existing agreement with the founder for up to $100k of additional cash if needed and have $25k in receivables that should be collected any day.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While we have other financing sources available, we have chosen to go this route and believe the funds of this campaign are critical to our company operations. These funds are required to support further growth of the brand through sales and marketing efforts as well as used to continue to support production to be able to meet our growing consumer demand.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe either the funds from this campaign or one of the alternative financing sources available to us are necessary to the viability of the Company. Of the total funds that our Company has, 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of approximately $50,000 for expenses related to people costs, facility costs, and modest marketing efforts.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 1.5 years. This is based on a current monthly burn rate of $50,000 for expenses related to people costs, facility costs, and modest marketing efforts as well as costs for incremental production and enhanced marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises.

Indebtedness

- **Creditor:** Island Times LLC
  Amount Owed: $212,458.00
  Interest Rate: 9.0%
  Island Times LLC is a related party via common ownership

- **Creditor:** Chetwood Investment Fund

Amount Owed: $186,816.00
Interest Rate: 6.0%
Maturity Date: April 03, 2023
Please see Company Securities for material terms.

Related Party Transactions

- **Name of Entity:** Island Times LLC
  Names of 20% owners: related party via common ownership
  Relationship to Company: common ownership
  Nature / amount of interest in the transaction: Debt
  Material Terms: Owed to: Island Times LLC Amount owed: $212,458 Interest rate: 9% Maturity date: various Material terms: Island Times LLC is a related party via common ownership

Valuation

Pre-Money Valuation: $10,804,024.17

Valuation Details:

This valuation is based on a 3rd party valuation performed for, and provided (solely) to the Company. The valuation looked at the Company's financial projections and compared the projections against Guideline Public Companies - Revenue Multiples (Market), where the Company's median valuation was $11mm, and Discounted Cash Flow- Revenue Multiple Terminal Value (Income), where the Company's median valuation was $10.6mm.

The valuation reviewed the Company's Income Statement and Balance Sheet for 2019, 2020 and 2021 and the Company's financial projections for 2022, 2023 and 2024 and compared those numbers against certain guideline public companies in the same sector. This analysis included a discounted cash flow, weighted average cost of capital analysis and equity value range - revenue exit multiples with a hypothetical 2026 exit.

The result of this valuation is a ~$10mm valuation for the Company.

[The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock; and

(ii) all outstanding options and warrants are exercised; and

In making this calculation we have <u>not</u> assumed that

all shares reserved for issuance under a stock plan are issued.]

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $186,816.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.15 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Fee*
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $1,234,992.48, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  40.0%
  Marketing will be used to support existing sales in existing markets and to launch the Company into new markets where distribution relationship are established.

- *Company Employment*
  35.0%
  Funds will be used to pay minimal salaries to current Company services providers and to engage sales professionals in the markets where the Company has distribution arrangements.

- *Operations*
  18.5%
  Manufacturing and production runs to support new distribution territories.

- *StartEngine Fees*
  1.0%
  StartEngine fees

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.el-hempe.com/ (https://www.el-hempe.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/elhempe

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR El Hempe Spirits, Inc.

[See attached]

EL HEMPE SPIRITS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
El Hempe Spirits Inc.
Tigard, Oregon

We have reviewed the accompanying financial statements of El Hempe Spirits Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 12, 2022
Los Angeles, California

EL HEMPE SPIRITS INC.

BALANCE SHEET

(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	174,319	$	11,246
Inventory		198,860		-
Note Receivable		141,384		-
Prepaids and Other Current Assets		50,254		77,627
Total Current Assets		**564,817**		**88,873**
Property and Equipment, net		51,271		-
Total Assets	**$**	**616,087**	**$**	**88,873**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	290,200	$	8,994
Convertible Note		186,168		186,168
Accrued Interest on Convertible Note		17,474		6,304
Shareholder Loan		46,458		36,596
Total Current Liabilities		**540,300**		**238,062**
Total Liabilities		**540,300**		**238,062**
STOCKHOLDERS EQUITY				
Common Stock		207,504		4,200
Preferred Stock		737,705		60,000
Additional Paid in Capital		2,462		-
Retained Earnings/(Accumulated Deficit)		(871,884)		(213,389)
Total Stockholders' Equity		**75,787**		**(149,189)**
Total Liabilities and Stockholders' Equity	**$**	**616,087**	**$**	**88,873**

See accompanying notes to financial statements.

EL HEMPE SPIRITS INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 1,238	$ -
Cost of Goods Sold	1,111	-
Gross profit	127	-
Operating expenses		
General and Administrative	316,768	80,185
Research and Development	34,174	61,491
Sales and Marketing	295,055	53,506
Total operating expenses	645,996	195,181
Operating Income/(Loss)	(645,868)	(195,181)
Interest Expense	11,170	6,304
Other Loss/(Income)	1,457	-
Income/(Loss) before provision for income taxes	(658,495)	(201,486)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (658,495)**	**$ (201,486)**

See accompanying notes to financial statements.

EL HEMPE SPIRITS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid In Capital	Members' Equity	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019						**$ 4,200**	**$ (11,903)**	**$ (7,703)**
Conversion from LLC into Corporation	420,000	$ 4,200				(4,200)		-
Issuance of Preferred Stock			14,400	$ 60,000				60,000
Share-Based Compensation					-			-
Net income/(loss)							(201,486)	(201,486)
Balance—December 31, 2020	420,000	4,200	14,400	60,000	-	$ -	$ (213,389)	**$ (149,189)**
Issuance of Stock	236,400	203,304	162,565	677,705	-			881,009
Share-Based Compensation					2,462			2,462
Net income/(loss)							(658,495)	(658,495)
Balance—December 31, 2021	**656,400**	**$ 207,504**	**176,965**	**$ 737,705**	**$ 2,462**	**$ -**	**$ (871,884)**	**$ 75,787**

See accompanying notes to financial statements.

EL HEMPE SPIRITS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(658,495)	$	(201,486)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		229		-
Amortization of Intangibles		-		-
Share-based Compensation		2,462		-
Changes in operating assets and liabilities:				
Inventory		(198,860)		-
Prepaids and Other Current Assets		27,373		(75,127)
Due from Related Parties		(141,384)		-
Accounts Payable		281,206		8,994
Accrued Interest on Convertible Note		11,170		6,304
Net cash provided/(used) by operating activities		**(676,299)**		**(261,314)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(51,500)		-
Net cash provided/(used) in investing activities		**(51,500)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		881,009		60,000
Borrowing on Shareholder Loans		9,863		26,393
Borrowing on Convertible Notes		-		186,168
Net cash provided/(used) by financing activities		**890,872**		**272,560**
Change in Cash		163,073		11,246
Cash—beginning of year		11,246		-
Cash—end of year	**$**	**174,319**	**$**	**11,246**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

El Hempe Spirits Inc. was initially formed on November 18, 2019, in the state of Oregon as El Hempe Spirits LLC. On April 24, 2020, the company converted into Corporation in the state of Texas and changed the name to El Hempe Spirits, Inc. The financial statements of El Hempe Spirits, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tigard, Oregon.

El Hempe Spirits is an alcohol manufacturer that produces ready-to-drink sparking cocktails. The company's production includes tequila and other beverages which are made using non-cannabis plants, enabling customers to taste terpene-infused ready-to-drink sparkling Tequila beverage.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients and finished goods which are determined using a FIFO (first-in-first out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

El Hempe Spirits Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its RTD true tequila cocktails.

Cost of sales

Costs of goods sold include the cost of ingredients packaging and supplies, and cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $295,055 and $53,506, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation.
Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 12, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Raw materials	67,846	-
Finished goods	131,013	-
Total Inventory	**$ 198,860**	**$ -**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaids	50,254	77,627
Total Prepaids and Other Current Assets	**$ 50,254**	**$ 77,627**

Note receivable consist of the following items:

As of Year Ended December 31,	2021	2020
Blue Horseshoe Investment LLC investment	56,760	-
J MacArthur LLC investment	84,624	-
Total Note Receivable	**$ 141,384**	**$ -**

In 2021, the Company entered into two stock purchase and loan agreements to sell 98,400 common stock to J Macarthur and 66,000 shares to Blue Horseshoe Investments LLC at a purchase price of $0.86 per share of Common Stock.

For the shares received, the purchasers promised to pay to the order of El Hempe Spirits Inc., the principal sum together with interest (0.89% per annum) and will be paid in full on the earliest of which to occur: (i) March 30, 2028, (ii) the sale, transfer or other disposition of interests in Company to any other person, except among the Company and its shareholders; (iii) any transaction or series of transactions in which all of the equity interests and/or assets of the Company are sold (whether by merger, consolidation, sale of securities, sale of all or substantially all the assets or any similar business combination) to a third party unaffiliated with the Company; or (iv) if earlier, upon demand by the Company at any time following the occurrence of an Event of Default.

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Vehicles	51,500	-
Property and Equipment, at Cost	**51,500**	**-**
Accumulated depreciation	(229)	-
Property and Equipment, Net	**$ 51,271**	**$ -**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $229 and $0, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 920,000 shares of Common Stock with no par value. As of December 31, 2021, and December 31, 2020, 656,400 shares and 420,000 Common Stock have been issued and are outstanding, respectively.

Preferred Stock

The Company is authorized to issue 1,080,000 shares of Preferred Stock with no par value. As of December 31, 2021, and December 31, 2020, 176,965 shares and 14,400 shares of preferred stock have been issued and are outstanding, respectively.

7. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 150,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ -	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	-	$ -	-
Exercisable Options at December 31, 2020	-	$ -	-
Granted	100,000	$ 0.86	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	100,000	$ 0.86	9.65
Exercisable Options at December 31, 2021	40,000	$ 0.86	9.65

Stock option expense for the years ended December 31, 2021, and December 31, 2020 was $2,462 and $0, respectively.

8. DEBT

Owner Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021 Current Portion	Non-Current Portion	Total Indebtedness	For the Year Ended December 2020 Current Portion	Non-Current Portion	Total Indebtedness
Island Times LLC	$ 46,458	0.00%	Fiscal Year 2019	No set maturity	$ 46,458		$ 46,458	$ 36,596		$ 36,596
Total					$ 46,458	$ -	$ 46,458	$ 36,596	$ -	$ 36,596

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	For the Year Ended December 2020 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible Note	$ 195,000	6.00%	04/03/2020	04/03/2022	11,170	17,474	186,168	-	203,642	6,304	6,304	186,168	$ -	192,472
Total	$ -				$ 11,170	$ 17,474	$ 186,168	$ -	$ 203,642	$ 6,304	$ 6,304	$ 186,168	$ -	$ 35,000

The convertible notes are convertible into Series Seed Preferred Shares at a conversion price. The conversion price shall mean a Conversion Amount exchange value equal to one (1) Series Seed Preferred Share for each four dollars and sixteen and six thousand six hundred sixty-seven ten-thousandths Cents ($4.166667) of the total Conversion Amount on the date of any conversion of this Note to equity. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,		**2021**		**2020**
Net Operating Loss	$	(181,745)	$	(29,914)
Valuation Allowance		181,745		29,914
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		**2021**		**2020**
Net Operating Loss	$	(214,944)	$	(33,199)
Valuation Allowance		214,944		33,199
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $778,782, and the Company had state net operating loss ("NOL") carryforwards of approximately $778,782. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

During the past period, the Company borrowed money from the shareholder, Island Times LLC, which bears no interest rate and has no defined maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance of this loan is in the amount of $46,458 and $36,596, respectively.

During 2022, the Company entered into five promissory notes in the aggregate amount $105,000 with the shareholder, Island Times LLC. The note bears an interest rate of 9%. Borrower will repay the unpaid principal balance of this Note together with all accrued and unpaid interest will be paid in full on the earliest to occur of (a) November 30, 2022, (b) the sale, transfer or other disposition of interests in a borrower to any other person, except among a borrower and its members, (c) any transaction or series of transactions in which all of borrower is sold (whether by merger, consolidation, sale of securities, sale of all or substantially all the assets or any similar business combination) to a third party unaffiliated with a borrower, or (d) if earlier, upon demand by the holder at any time following the occurrence of an Event of Default. Island Times LLC has advanced an additional $5,000 to El Hempe since August 15, 2022. If no further advances are required by September 31, 2022, this $5,000 will be memorialized in another Shareholder Promissory Note.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases

On March 17, 2021, the company entered into a lease agreement with Red Soils II LLC to rent premises in Oregon City. The commencement date is March 17, 2021, and the expiration date is March 31, 2022. The monthly rent is $2,270.

On February 1, 2021, the Company entered into a lease agreement with Legends Brands and Products Inc. to rent premises in Tigard Oregon. The term of the Sharing Agreement shall be twenty-three (23) months, commencing on the 1st day of February 2021 (the "Commencement Date") and expiring on the 31st day of December 2022 ("Term"). The base rent starts in January 2022 and is set at $1,225 per month. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	$ 21,510
2023	-
2024	-
2025	-
Thereafter	-
Total future minimum operating lease payments	**$ 21,510**

Rent expenses were in the amount of $21,246 and $6,834 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through September 12, 2022, which is the date the financial statements were available to be issued.

During 2022, the Company has issued 70,265 Common Stock and raised $20,640. Also, 143,713 Preferred Stock have been issued for $599,255.

During 2022, the Company entered into five promissory notes in the aggregate amount $105,000 with the shareholder Island Times LLC. The note bears an interest rate of 9%. The borrower will repay the unpaid principal balance of this Note together with all accrued and unpaid interest will be paid in full on the earliest to occur of (a) November 30, 2022,

(b) the sale, transfer or other disposition of interests in the borrower to any other person, except among the borrower and its members, (c) any transaction or series of transactions in which all of the borrower is sold (whether by merger, consolidation, sale of securities, sale of all or substantially all the assets or any similar business combination) to a third party unaffiliated with the borrower, or (d) if earlier, upon demand by the holder at any time following the occurrence of an Event of Default. Island Times LLC has advanced an additional $5,000 to El Hempe since August 15, 2022. If no further advances are required by September 31, 2022, this $5,000 will be memorialized in another Shareholder Promissory Note.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $645,868, an operating cash flow loss of $676,299, and liquid assets in cash of $174,319, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

El Hempe is not live or open to the public at this moment.

Unmask the flavor!

INVEST IN EL HEMPE TODAY!

We believe that El Hempe is one of the first ready-to-drink (RTD) sparkling tequila cocktails that feature the aromatic terpenes of cannabis. Our THC and CBD-free drinks combine the herbaceous terpenes of cannabis with the smooth, crisp taste of sparkling tequila to create ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


IT'S A
TEQUILA -
BASED,
TERPENE -
INFUSED,
READY-TO-DRINK,
SPARKLING
COCKTAIL
El Hempe

REASONS TO INVEST

- We feel our unique beverages are positioned to capitalize on the growing ready-to-drink cocktail, tequila, and cannabis markets. The RTD cocktail market is estimated to surpass $2.17 billion by 2028, the tequila industry is estimated to grow to $24.19 billion by 2031, and cannabis sales in the U.S. were expected to reach approximately $21.6 billion in 2021.
- El Hempe is one of the first companies to use botanical aromatic terpenes as an ingredient in their cocktails while maintaining a low-calorie and carb ratio that anyone can enjoy.
- El Hempe is spearheaded by a stalwart team of spirits and cannabis industry veterans that are dedicated to our goal of expanding El Hempe nationwide.

*source, source, source

OVERVIEW

A poly-hyphenated drink for poly-hyphenated people


A wholly unique,
ultra-tasty ready-to-drink
COCKTAIL
that's going against
the status quo
El Hempe
SPARKLING TEQUILA
LEMON & LIME
OG KUSH

El Hempe has been curated to be a challenger brand - going against the status quo of the booming ready-to-drink cocktail market. After two years of R&D, El Hempe was born featuring the essential oils extracted from cannabis plants, terpenes.

Our team has extensive background in the cannabis industry, which has helped us understand ***that El Hempe has created a bridge between*** the spirits industry and the cannabis industry by using aromatic terpenes that replicate flavors and aromas of cannabis.

These lemony, floral oils merged with the grassy notes of tequila produce a wholly delicious and unique beverage - an interesting mix.

THE PROBLEM & OUR SOLUTION

Many liquor companies see cannabis as a means to lose market share; We see it as an opportunity to make a great-tasting beverage and to create an opportunity for liquor companies*


Until now...
El Hempe
SPARKLING TEQUILA
HIBISCUS
DURBAN POISON
3g CARBS
2g SUGAR
GLUTEN FREE
El Hempe
SPARKLING TEQUILA
LEMON & LIME
OG KUSH
100 CALORIES
3g CARBS
2g SUGAR
GLUTEN FREE
El Hempe
SPARKLING TEQUILA
MIXED BERRY
OG KUSH
100 CALORIES
3g CARBS
2g SUGAR
GLUTEN FREE

The RTD cocktail market is saturated with seltzers, many of which we feel are seasonal, have similar taste profiles, and are typically branded toward a stereotypical consumer. El Hempe challenges these conventions by incorporating terpenes into El Hempe beverages. We believe we are one of the first companies to bridge the gap between the spirit and cannabis worlds.

Our current products are offered in three delicious flavors: Lemon Lime, Mixed Berry, and Hibiscus. Not to mention, our tequila is 100% traditional and authentic sourced from one of the most respected distilleries in Mexico - Familia Orendain in Tequila, Jalisco.


Bridging the gap between the spirit and cannabis worlds with our selection of
TERPENE-
infused beverages
El Hempe
SPARKLING TEQUILA
INFUSED WITH
LEMON & LIME
OG KUSH
El Hempe
SPARKLING TEQUILA
INFUSED WITH
HIBISCUS
DURBAN POISON
El Hempe
SPARKLING TEQUILA
INFUSED WITH LIMONENE TERPENES
MIXED BERRY
OG KUSH
5% ALC/VOL
LEMON & LIME
OG KUSH
HIBISCUS
DURBAN POISON
MIXED BERRY
OG KUSH

We didn't just inject terpenes into our beverages, we also injected attitude. El Hempe is for the raw and the real; we're a forward-thinking brand born from generations of traditional Mexican craft Tequila makers but bred in the streets of "East Los" where anyone from any culture or orientation can enjoy our amazing taste. El Hempe must be experienced to understand it. We're *anti*-claw. We're *un*-truly!


For the raw and the real
SPARKLING
TEQUILA
INFUSED WITH
LIMONENE TERPENES
MIXED
BERRY
OG KUSH
5% ALC/VOL

THE MARKET & OUR TRACTION

We've secured distribution in three states and are critically acclaimed around the nation

Cannabis sales in the U.S. were expected to reach $21.6 Billion in 2021, with cannabis beverage sales comprising around $210 Million of that total (source). El Hempe beverages do not contain any THC or CBD; however, we feel our products resonate with cannabis-curious consumers through the gentle terpene aromas. Furthermore, we've seen the total volume sales of spirit-based RTD cocktails increase by 226% from 2016 to 2021 (source), while hard seltzers led growth at 142% and spirits-based cocktails grew to 115% between 2019 and the first half of 2021 (source, source). Pre-mixed cocktails and spirits-based seltzers accounted for just over $1 Billion in off-premise sales over the 52 weeks ending November 28, 2021 (source).

El Hempe aims to take advantage of the huge market opportunities across the RTD cocktails, ***tequila,*** and cannabis industries. We are one of the first companies to use botanical aromatic terpenes, while also maintaining low-calorie, carb, and sugar counts. As these verticals continue to grow, we believe our distinctive approach to sparkling tequila primes us to disrupt these booming markets.

Unlike many of our competitors that typically offer cocktail beverages that are malt or wine-based, El Hempe is strictly ***tequila*** based providing a great-tasting, gentle aromatic beverage, without the bitter alcohol taste.

Don't just take our word for it though - we are proud to have won both silver and gold in our category at the Denver International Spirits Competition, and won silver and bronze awards, in ***tequila,*** at the 2022 San Diego Spirits Festival.


Won awards in both the Denver International Spirits Competition and the San Diego International Spirits Festival
Secured distribution in California, Nevada, and Oregon
Approved for sale at Total Wine and Spirits

We have secured distribution in California, Nevada, and Oregon, and are in the process of locking down distributors in Hawaii, Arizona, Illinois, Michigan, and Texas. Equally as important, El Hempe has been approved for sale at Total Wine and Spirits.

WHY INVEST

We are aiming to capitalize on the explosive growth of the ready-to-drink, tequila, and cannabis markets

We created El Hempe because we saw an opportunity to introduce a unique drink into the RTD cocktail market. El Hempe challenges tradition the same way our team members and customers have.


El Hempe
TERPENE INFUSED TEQUILA
Challenging the conventional and injecting a unique drink into the RTD cocktail market

Because El Hempe combines the massive markets of RTD cocktails, tequila, and cannabis (source, source, source), we believe El Hempe speaks to a wide range of consumers, not only positioning us to stand out on shelves but across these market industries.

We are dedicated to our mission of providing future-forward beverages to consumers who want to take an active role in shaping the new world.

Let's prove that we can push the boundaries of ready-to-drink cocktails and embrace our originality. Invest in El Hempe today!

ABOUT

HEADQUARTERS
11565 S.W. 67th Avenue
Portland, OR 97223

VALUATION
$10.8M

We believe that El Hempe is one of the first ready-to-drink (RTD) sparkling tequila cocktails that feature the aromatic terpenes of cannabis. Our THC and CBD-free drinks combine the herbaceous terpenes of cannabis with the smooth, crisp taste of sparkling tequila to create a delicious beverage that bridges the cannabis and cocktail worlds. El Hempe comes in three delicious flavors that anyone can enjoy any time of the year.

TEAM



Anthony J. Bash
Director, Chief Executive Officer, President

An internationally recognized marketing expert, Mr. Bash has successfully created brands & new products for existing companies, staffed entire organizations, re-tooled businesses, and has been a part of two teams that have raised more than $70 million dollars. After Nike sales, he became the founding vice president of marketing at Avia Athletic Footwear. He was responsible for creating the brand & sales strategies that grew the company to 120 million dollars in sales in its first 4 years. Six years as VP of marketing at Pepsi corporate, Bash managed national ad agencies, created new product launches, managed media/media buys, excelled at co-op advertising, and managed brand teams. At NEXTLINK Interactive, a Craig McCaw company, Mr. Bash served as the VP of Marketing where he created a marketplace for interactive voice in the national marketplace. The company today is XO Communications. Mr. Bash created Braintank, a local company that created Web sites for international companies. In its first year Braintank merged with e-Media, one of the largest companies streaming video and audio on the Internet. As senior vice president of marketing and general manager for the West Coast, he managed all marketing and communications efforts and was a part of the team that raised $40 million dollars. Mr. Bash was the CMO for CypherEdge Technologies, a mobile technology company based in Bellevue, WA from 2005 to 2008. CypherEdge primarily creates new methods for creating cellular and wi-fi marketing campaigns for large consumer product companies. (2008-2009), Tony assisted a Portland based ad agency as the SVP of Marketing and Business Development for Pop Art; www.popart.com, one of the country's largest interactive agencies.



Brent Adam
CFO

Accounting / finance professional with experience ranging from public accounting to start ups to public traded companies.



Charles E. Harrell
Director, Chief Legal Officer, Secretary

Mr. Harrell is a member of the Board of Directors of the Company and is the Chief Legal Officer and Secretary of the Company. In his role as Chief Legal Officer, Mr. Harrell is responsible for overseeing the Company's national legal affairs, including regulatory compliance, securities regulation, intellectual property, contract negotiations and corporate governance. Prior to joining the Company, Mr. Harrell was the General Counsel and Secretary for Form Factory, Inc., and Mr. Harrell oversaw all of the legal and regulatory aspects of Form Factory's $160 million dollar merger with Acreage Holdings in April 2019.



Joseph R. Ragazzo
Director, Chief Revenue Officer

Senior leader with extensive beverage alcohol experience. with a leading Fortune 500 spirits company. Has successfully created and launched numerous new products. Specialize in building optimal route to market strategies and product/people management.



Efrain Romo
Chief Marketing Officer

Being naturally curious and interested in the well being of others are what define Efraín's career. Three decades in Marketing and Sales with a goal to provide organizations profitable investment for the brand and the neighborhoods. As CMO for a digital start-up, he positioned the company to $85MM in just 7 months. Prior to that, he created a strong community outreach investment that generated 150% in return while helping high school throughout several states. Efrain has a diverse, and eclectic, professional career in Sales Promotion, Brand Building, Business Development, Public Relations and Community Outreach.



Justin Hale
Chief Operations Officer

Justin Hale brings 12 years of global supply chain and logistics experience to El Hempe Spirits. His experience and leadership have been focused on implementing efficient, driven business services and solutions, providing outstanding client service, and cost-saving measures. Prior to joining El Hempe, Justin managed importing of Asian and European lumber products at Northwest Hardwoods and USA wheat exports with Mitsu USA. Justin attended Portland State University, where is focused on Finance and International Business.

TERMS

El Hempe

Overview

PRICE PER SHARE
$2.67

VALUATION
$10.8M

DEADLINE
Invalid Date

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$237.63

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,992.48

ASSET TYPE

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
3,745

MAX NUMBER OF SHARES OFFERED
462,544

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company :	**El Hempe Spirits, Inc.**
Corporate Address :	**11565 S.W. 67th Avenue, Portland, OR 97223**
Offering Minimum :	**$9,999.15**
Offering Maximum :	**$1,234,992.48**
Minimum Investment Amount (per investor) :	**$237.63**

Terms

Offering Type :	**Equity**
Security Name :	**Common Stock**
Minimum Number of Shares Offered :	**3,745**
Maximum Number of Shares Offered :	**462,544**
Price per Share :	**$2.67**
Pre-Money Valuation :	**$10,804,024.17**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Amount Based Bonus

Tier 1 - $1,000 – Invest $1,000+ and receive a hat, a 4 pack of product, and stickers/misc swag

Tier 2 - $5,000 – Invest $5,000+ and receive a two (2) 4 packs (flavor TBD by El Hempe and all the above

Tier 3 - $10,000 – Invest $10,000+ and receive a 4 pack of each flavor and a call with CEO, Tony Bash.

Time Based Bonus

Friends and Family Early Bird Perks

Invest Within The First 24 Hours and Receive 15% Bonus Shares.

Super Early Bird Perks

Invest Within The Next 72 hours and Receive 10% Bonus Shares.

Early Bird Bonus Perks

Invest Within The Next 7 days and Receive 5% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

El Hempe Spirits, Inc.will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.67/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $267. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment". Inter company debt or back payments.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign video

That familiar sound is the new sweet spot between cocktails and cannabis. El Hempe is a sparkling tequila with an OG kush aroma, and no THC.

We're attacking the status quo in the billion dollar "ready to drink" (RTD) cocktail industry with a challenger brand spirit.

Our team has decades of experience at top consumer brands like Pepsi and Nestle, and proven success in the $21 billion cannabis market.

We use a patented infusion of terpenes that delivers an unmistakable taste of a fresh toke of grass without cannabis chemicals, which sets us apart because it can be sold in multiple market.

El Hempe comes in three delicious flavors: Lemon-lime, Mixed Berry and Hibiscus, that are gluten-free and have between 100-150 calories per can.

A recent Nielsen survey shows increasing demand for cocktails that are light, refreshing, and convenient, just like El Hempe.

Ready-to-drink cocktails grew 226% in the past five years, and last year, nearly 50 percent of adults over 22 years old reported drinking RTD cocktails, up from 40 percent in 2018.

Since launching less than a year ago, we've partnered with major retailers like Total Wine and More; and distributors in Oregon, California, and Nevada, raised $1.6 million from private investors and won medals in several spirits competitions.

People can't get enough of El-Hempe, so we're developing brand new flavors, launching into new states and already expanding internationally.

And diversity isn't just a buzzword for us. In the very homogenous spirits industry, we're a proudly Black, Latino, female, and LGBT team delivering one-of-a-kind flavor you can share with everyone.

Don't miss an opportunity that's as unapologetically unique as you are. Join El Hempe today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Form 424
(Revised 05/11)

Submit in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555
FAX: 512/463-5709
Filing Fee: See instructions

Certificate of Amendment

This space reserved for office use.

Entity Information

The name of the filing entity is:

El Hempe Spirits, Inc.

State the name of the entity as currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name.

The filing entity is a: (Select the appropriate entity type below.)

- [x] For-profit Corporation
- [ ] Nonprofit Corporation
- [ ] Cooperative Association
- [ ] Limited Liability Company
- [ ] Professional Corporation
- [ ] Professional Limited Liability Company
- [ ] Professional Association
- [ ] Limited Partnership

The file number issued to the filing entity by the secretary of state is: 803605335

The date of formation of the entity is: April 24, 2020

Amendments

1. Amended Name

(If the purpose of the certificate of amendment is to change the name of the entity, use the following statement)

The amendment changes the certificate of formation to change the article or provision that names the filing entity. The article or provision is amended to read as follows:

The name of the filing entity is: (state the new name of the entity below)

The name of the entity must contain an organizational designation or accepted abbreviation of such term, as applicable.

2. Amended Registered Agent/Registered Office

The amendment changes the certificate of formation to change the article or provision stating the name of the registered agent and the registered office address of the filing entity. The article or provision is amended to read as follows:

Registered Agent
(Complete either A or B, but not both. Also complete C.)

☐ A. The registered agent is an organization (cannot be entity named above) by the name of:

OR

☐ B. The registered agent is an individual resident of the state whose name is:

First Name *M.I.* *Last Name* *Suffix*

The person executing this instrument affirms that the person designated as the new registered agent has consented to serve as registered agent.

C. The business address of the registered agent and the registered office address is:

TX

Street Address (No P.O. Box) *City* *State* *Zip Code*

3. Other Added, Altered, or Deleted Provisions

Other changes or additions to the certificate of formation may be made in the space provided below. If the space provided is insufficient, incorporate the additional text by providing an attachment to this form. Please read the instructions to this form for further information on format.

Text Area (The attached addendum, if any, is incorporated herein by reference.)

☐ **Add** each of the following provisions to the certificate of formation. The identification or reference of the added provision and the full text are as follows:

☑ **Alter** each of the following provisions of the certificate of formation. The identification or reference of the altered provision and the full text of the provision as amended are as follows:

The attachment to the Certificate of Formation setting forth certain supplemental provisions and information is amended and restated in its entirety to read as set forth on the attached "Supplemental Provisions/Information."

☐ **Delete** each of the provisions identified below from the certificate of formation.

Statement of Approval

The amendments to the certificate of formation have been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☑ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ____________________

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: ____________________

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: December 2, 2022

By: ____________________

____
Signature of authorized person

Anthony J. Bash
Printed or typed name of authorized person (see instructions)

SUPPLEMENTAL PROVISIONS / INFORMATION TO CERTIFICATE OF INCORPORATION EL HEMPE SPIRITS, INC. (THE "CORPORATION")

PART A. AUTHORIZED CAPITAL STOCK

The total number of shares of capital stock which the Corporation has authority to issue is Twenty Million (20,000,000) shares, consisting of:

(1) Seven Million Five Hundred Thousand (7,500,000) shares of Preferred Stock, no par value, in one or more series (the "Preferred Stock" or "Preferred Shares"); and

(2) Twelve Million Five Hundred Thousand (12,500,000) shares of Common Stock, no par value (the "Common Stock" or "Common Shares").

The Corporation's Board of Directors (the "Board") is authorized, subject to applicable limitations prescribed in the Texas Business Organizations Code (the "Texas BOC"), to provide for the issuance of shares of Preferred Stock in series, to establish from time to time the number of shares to be included in each series, and to determine the designations, relative rights, preferences, and limitations of the shares of each series. The authority of the Board with respect to each series includes, without limitation, determining the following:

(1) The number of shares in and the distinguishing designation of that series;

(2) Whether shares of that series shall have full, special, conditional, limited, or no voting rights, except to the extent otherwise provided by the Texas BOC;

(3) Whether shares of that series shall be convertible and the terms and conditions of the conversion, including provision for adjustment of the conversion rate in circumstances determined by the Board;

(4) Whether shares of that series shall be redeemable and the terms and conditions of redemption, including the date or dates upon or after which they shall be redeemable and the amount per share payable in case of redemption, which amount may vary under different conditions or at different redemption dates;

(5) The dividend rate, if any, on shares of that series, the manner of calculating any dividends and the preferences of any dividends;

(6) The rights of shares of that series in the event of voluntary or involuntary dissolution of the Corporation and the rights of priority of that series relative to the Common Stock and any other series of Preferred Stock on the distribution of assets on dissolution; and

(7) Any other rights, preferences, and limitations of that series that are permitted by law to vary.

As of the date hereof, 599,620 shares of the Preferred Stock are designated "Series Seed Preferred Stock."

The shares of Series Seed Preferred Stock and the Common Stock shall have the rights, preferences, and limitations set forth below.

PART B. SERIES SEED PREFERRED STOCK.

The Series Seed Preferred Stock may be issued from time to time with the following rights, preferences, powers, privileges, restrictions, qualifications and limitations:

Section 1. Dividends and Distributions.

1A. *General Obligation*. When and as declared by the Board, and to the extent permitted under the Texas BOC, the Corporation shall pay preferential distributions to the holders of the Series Preferred Stock as provided in this Section 1.

1B. *Dividends*. Each share of Series Seed Preferred Stock shall be entitled to a one-time dividend of six percent (6.0%) of the full paid-in purchase price per share of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) (the "**Series Seed Preferred Stock Dividend**"). The Series Seed Preferred Stock Dividend shall only be paid on the earlier of (a) when and if declared by the Board in its sole and absolute discretion, (b) as set forth in the following sentence, or (c) in connection with a liquidation, dissolution or winding up of the Corporation as described in Section 2. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Formation of the Corporation) the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to the amount of the Series Seed Preferred Stock Dividend on such share not previously paid (in accordance with the applicable provisions of the Texas BOC).

Section 2. Liquidation. Upon any liquidation, dissolution, or winding up of the Corporation (whether voluntary or involuntary), each holder of the Series Seed Preferred Stock then outstanding must be paid in cash out of the funds and assets of the Corporation available for distribution to its stockholders, before any distribution or payment is made upon any shares of the Common Stock, an amount equal to the greater of (a) the sum of one times (1x) the full paid-in purchase price for such share of Series Seed Preferred Stock plus any accrued but unpaid dividends on each share of Series Seed Preferred Stock (including, without limitation, any Series Seed Preferred Stock Dividend not previously paid) , and (b) the amount per share of Series Seed Preferred Stock as would have been payable had all shares of Series Seed Preferred Stock converted to Common Stock, assuming, in that case, that each share of Series Seed Preferred Stock would convert into one share of Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the capital stock of the Corporation). The balance of any proceeds shall be distributed pro rata to holders of Common Stock. If, upon any such liquidation, dissolution or winding up of the Corporation, the Corporation's assets to be distributed among the holders of the Series Seed Preferred Stock under this Section 2 are insufficient to permit payment to such holders of the aggregate amount to which they are entitled to be paid under this Section 2, then the entire assets available to be distributed to the Corporation's stockholders shall be distributed pro rata among the holders of the Series Seed Preferred Stock. Not less than sixty (60) days prior to the payment date stated therein, the Corporation shall mail written notice of any such liquidation, dissolution or winding up to each record holder of the Series Seed Preferred Stock, setting forth in reasonable detail the amount of proceeds to be paid with respect to each share of Series Seed Preferred Stock and each share of Common Stock in connection with such liquidation, dissolution or winding up.

Section 3. Priority of Series Preferred Stock on Dividends, Distributions and Redemptions. So long as any shares of Series Seed Preferred Stock remain outstanding, without the prior written consent of the holders of a majority of the shares of Series Seed Preferred Stock then outstanding, neither the Corporation nor any Subsidiary of the Corporation shall redeem, purchase or otherwise acquire, directly or indirectly, any shares of Common Stock, nor shall the Corporation, directly or indirectly, pay or declare any dividend or make any distribution upon any Common Stock (subject to any dividend declared in accordance with Section 1); provided that the Corporation may repurchase shares of Common Stock from present or former employees or consultants of the Corporation and its Subsidiaries pursuant to arrangements approved by the Corporation's Board of Directors.

Section 4. Voting Rights. Except as otherwise provided in this Certificate of Formation or as otherwise required by applicable law, the holders of Series Seed Preferred Stock shall be entitled to one vote for each share of Series Seed Preferred Stock held on all matters that stockholders are entitled to vote on under the Texas Business Organizations Code. Except as otherwise provided in this Certificate of Formation or as otherwise required by applicable law, holders Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

Section 5. Registration of Transfer. The Corporation shall keep at its principal office (or such other place as Board reasonably designates) a register for the registration of shares of Series Seed Preferred Stock. Upon the surrender of any certificates representing shares of Series Seed Preferred Stock at such place, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation's expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares of Series Seed Preferred Stock represented by the surrendered certificate, and the Corporation forthwith shall cancel such surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of shares of Series Seed Preferred Stock as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate, and dividends shall accrue on the Series Seed Preferred Stock represented by such new certificate from the last date dividends were fully paid on such Series Preferred Stock represented by the surrendered certificate (as adjusted for any dividends paid during such period). The issuance of new certificates shall be made without charge to the holders of the surrendered certificates for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such issuance.

Section 6. **Amendment and Waiver.** No amendment, modification or waiver shall be binding or effective with respect to any provision of this Part B hereof without the prior written consent of the holders of a majority of the Series Seed Preferred Stock outstanding at the time such action is taken except as may otherwise be required by the Texas BOC.

PART C. POWERS, PREFERENCES AND SPECIAL RIGHTS OF THE COMMON STOCK.

Except as otherwise provided in this Part C or as otherwise required by applicable law, all shares of Common Stock shall be identical in all respects and shall entitle the holders thereof to the same rights, preference and privileges, subject to the same qualifications, limitations and restrictions as set forth herein.

Section 1. **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Supplement to Certificate of Incorporation.

Section 2. **Voting Rights.** Except as otherwise provided in the Certificate of Formation of the Corporation or as otherwise required by applicable law, the holders of Common Stock shall be entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written consents in lieu of a meeting).

Section 3. **Registration of Transfer.** The Corporation shall keep at its principal office (or such other place as the Board reasonably designates) a register for the registration of shares of Common Stock. Upon the surrender of any certificates representing shares of Common Stock at such place, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation's expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares represented by the surrendered certificate, and the Corporation forthwith shall cancel such surrendered certificate. Each such new certificate will be registered in such name and will represent such number of shares of Common Stock as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate. The issuance of new certificates shall be made without charge to the holders of the surrendered certificates for any issuance tax in respect thereof or other cost incurred by the Corporation in connection with such issuance.

Section 4. **Amendment and Waiver.** No amendment or waiver of any provision of this Part C shall be effective without the prior written consent of the holders of a majority of the then outstanding shares of Common Stock, except as may be required by the Texas BOC.

PART D. **Replacement.** Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder will be satisfactory) of the ownership, and of the loss, theft, destruction or mutilation, of any certificate evidencing one or more shares of Common Stock or Preferred Stock, and in the case of any such loss, theft or destruction, upon receipt or indemnity reasonable satisfactory to the Corporation (provided that if the holder is a financial institution or other institutional investor its own agreement will be satisfactory), or, in the case of any mutilation, upon surrender of such certificate (or indemnity in the case of mutilation), the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of Common Stock or Preferred Stock represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

PART E. **Notices.** All notices referred to herein shall be in writing, and shall be delivered by registered or certified mail), return receipt requested, postage prepaid, and shall be deemed to have been given when so mailed (i) to the Corporation at its principal executive offices and (ii) to any stockholder at such holder's address as it appears in the stock records of the Corporation (unless otherwise specified in a written notice to the Corporation by such holder).

PART F. **DEFINITIONS.**

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

"Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control the managing general partner of such limited liability company, partnership, association or other business entity.

EL HEMPE SPIRITS, INC.

SECOND AMENDED AND RESTATED SHAREHOLDER AGREEMENT

This Second Amended and Restated Shareholder Agreement (this "Second Restated Shareholder Agreement"), dated effective as of November 1, 2022 (the "Effective Date"), is initially among the individuals and entities listed on attached Exhibit A and those individuals and entities that execute a Joinder to this Second Restated Shareholder Agreement (collectively, the "Shareholders"), and El Hempe Spirits, Inc., a Texas corporation (the "Company"). As used herein, the Shareholders and the Company are each individually a "Party" and jointly are the "Parties."

BACKGROUND

A. This Second Amended and Restated Shareholder Agreement amends and replaces in its entirety that certain El Hempe Spirits, Inc. Shareholder Agreement dated effective as of January 29, 2021, and it amends and replaces in its entirety that certain El Hempe Spirits, Inc. Amended and Restated Shareholder Agreement dated effective as of May 20, 2021.

B. The Shareholders and any person who becomes subject to this Second Restated Shareholder Agreement in the future will be referred to collectively as "Shareholders" and individually as a "Shareholder."

C. As of the Effective Date, the Shareholders own all of the issued and outstanding shares of the Company's capital stock in the amounts and percentages reflected on attached Exhibit A.

D. The Shareholders believe it will promote their mutual interests and ensure continuity and stability in the Company's management to impose certain restrictions and obligations on themselves and the Company regarding the transfer and ownership of the Shares (as defined below).

AGREEMENT

The Shareholders and the Company agree as follows:

1. AUTHORIZATION. This Second Restated Shareholder Agreement, and the terms and provisions contained herein, are authorized pursuant to Sections 21.101 through 21.110 of the Texas Business Organizations Code.

2. AGREEMENT. Each Shareholder and each Permitted Transferee (as defined below) under Section 3 agrees to hold all shares of capital stock of the Company registered in their respective names or beneficially owned by them as of the Effective Date and any and all other securities of the Company legally or beneficially acquired by each of them after the

Effective Date (hereinafter collectively referred to as the "Shares") subject to the provisions of this Second Restated Shareholder Agreement.

3. RESTRICTIONS ON TRANSFERS BY SHAREHOLDERS.

3.1 No Transfers. Except as otherwise permitted by, and then in accordance with, this Second Restated Shareholder Agreement or other applicable law or other applicable agreement, no Shareholder will Transfer any Shares. For purposes of this Second Restated Shareholder Agreement, "Transfer" means any sale, assignment, exchange, gift, devise, hypothecation, pledge, encumbrance, attachment, levy, foreclosure, sale by legal process under execution, attachment or receivership, change of ownership ordered by any court pursuant to dissolution of marriage, or other change in ownership, voluntary or involuntary. A Transfer includes any transaction that creates a form of joint ownership in Shares between the transferor and one or more persons or any transaction that creates or grants an option, warrant or right to obtain a legal or beneficial interest in Shares.

3.2 Permitted Transfers. Subject to Sections 3.3, 3.4, 5.1 and 5.2, a Shareholder may at any time Transfer any Shares to (a) the Company, (b) the Shareholder's executor, administrator, trustee or personal representative to whom such Shares are transferred at death under such Shareholder's estate planning documentation, (c) to an Affiliate of such Shareholder where such Shareholder maintains majority ownership of such Affiliate and/or voting control of such Affiliate (d) any person whom the Board of Directors of the Company (the "Board") approves in writing, (e) any other then-existing Shareholder, (f) any trust or other estate planning arrangement of the Shareholder the beneficiaries of which are such Shareholders immediate family (meaning spouse, children or grandchildren), or (g) any Purchaser (as defined below) in accordance and after complying with Section 3.3 (any such Transfer described in subsections (a) through (g) being referred to in this Second Restated Shareholder Agreement as a "Permitted Transfer" and any such transferee as a "Permitted Transferee"). As used in this Second Restated Shareholder Agreement, "Affiliate" of a Shareholder means an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with such Shareholder.

3.3 Conditions to Permitted Transfers. A Transfer will not be treated as a Permitted Transfer under Section 3.2 unless and until the following conditions are satisfied:

3.3.1 Unless the Permitted Transferee is already a Shareholder, the transferor and Permitted Transferee will execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate to effect such Transfer, including a Transfer resulting from the death of the Shareholder, and to confirm the agreement of the Permitted Transferee to be bound by all of the terms, conditions and restrictions of this Second Restated Shareholder Agreement. The Company will be reimbursed by the transferor and/or Permitted Transferee for all costs and expenses that it reasonably incurs in connection with such Transfer, including legal and other professional fees.

3.3.2 If requested by the Board the transferor will furnish opinions of counsel, from counsel and in form reasonably satisfactory to the Company, to the effect that:

(i) either such Shares will be registered under the Securities Act of 1933, as amended, and any applicable state securities laws, or such Transfer is exempt from all applicable registration requirements and such Transfer will not violate any applicable laws regulating the transfer of securities, and (ii) such Transfer will not cause the Company to be deemed to be an "investment company" under the Investment Company Act of 1940, as amended.

3.3.3 Unless the Permitted Transferee is already a Shareholder, the transferor and Permitted Transferee will cooperate in providing documentation necessary for any regulatory authority to approve such Transfer and each such regulatory authority approves the Permitted Transferee as a Shareholder of the Company.

3.4 Mandatory Transfer. In the event a Shareholder (a) is deemed ineligible to own an interest in the Company by the applicable regulatory authority or authorities or any successor governmental entity or entities having jurisdiction over the Company (each, a "Regulatory Authority"); (b) is convicted of any criminal offense which would disqualify the Shareholder from being authorized to hold an ownership interest in the Company pursuant to applicable law or regulation; (c) has any license or license application revoked or denied by a Regulatory Authority or any other local licensing authority having jurisdiction over the Company; (d) must be removed pursuant to a Regulatory Authority or any other local licensing authority having jurisdiction over the Company in order for the Company to maintain its licenses and permits; (e) fails to comply with any ownership requirements required by applicable law; or (f) is required by any Regulatory Authority or local licensing authority having jurisdiction over the Company to surrender rights to be an owner in the Company (as a Shareholder is referenced in clauses (a)-(f), an "Ineligible Shareholder"), such Ineligible Shareholder shall be entitled to transfer the Shares to an affiliate of such Ineligible Shareholder that is eligible to own such Shares pursuant to applicable laws, rules and regulations, including rules and regulations promulgated by any Regulatory Authority. If the Ineligible Shareholder does not effect a Transfer to such an affiliate in a manner that would mitigate the issues triggering this provision within the earlier of (i) thirty (30) days from the date the Shareholder is designated as an Ineligible Shareholder or (ii) the date that is five (5) days prior to any date on which such Transfer must occur to avoid any suspension or revocation of any license or permit of the Company or the imposition of any fine, penalty or initiation of legal process on the Company or any subsidiary, then, at the election of the Company's officers or Board, the Shares owned by the Ineligible Shareholder shall be deemed to be offered to the Company (irrespective of any action or inaction on the Ineligible Shareholder's part) at a price equal to the Repurchase Price (as defined below). For purposes of this Section 3.4, "Misconduct" means (x) an act or acts by a Shareholder constituting gross negligence or willful misconduct relating to the Company or its business and affairs; and (y) an act or acts by a Shareholder, or any person controlling the Shareholder, or any officer or Director of any of the foregoing, constituting fraud, a plea of "no contest" or a conviction of a felony, or a plea of "no contest" or a conviction for a drug-related crime, whether or not related to the Company or its business and affairs. "Repurchase Price" means the original price the Ineligible Shareholder paid for the Shares subject to repurchase minus any cost, expense, liability, damage or claim that is attributable to (A) the Ineligible Shareholder's or any of its affiliates' Misconduct, or (B) a material breach of this Second Restated Shareholder Agreement by the Ineligible Shareholder or any of its affiliates (including an officer who is your affiliate). The Company in accordance with a unanimous consent of all members of the Company's Board may assign its rights to repurchase Shares under this Section 3.4 to the other Shareholders on a pro-rata basis. If the Company or its assignees accept such offer, the Company in accordance with such a consent, shall be entitled to immediately expel the Ineligible Shareholder from the Company (irrespective of any action or inaction on the Ineligible Shareholder's part) and the Company or its assignees shall pay the Ineligible Shareholder the Repurchase Price either (1) in immediately available funds within ten (10) days of such expulsion or (2) by issuing you a promissory note, payable within two (2) years from the date of such expulsion together with interest at a rate equal to the most recently published Applicable Federal Rate (AFR) for Mid-term borrowings. Any mandatory transfer or expulsion pursuant to this Section 3.4 must be effectuated as soon as practicable and within a time frame which does not jeopardize the status of any of the Company's licenses or permits.

3.5 Compliance with Licensing Laws. Each Shareholder understands and acknowledges that the Company's business and the business of any of its controlled affiliates are expected to continue to be highly regulated and that the laws applicable to the Company's business are fluid and subject to change. It is anticipated that there will continue to be restrictions on the ability of certain persons to own an interest in the Company. Such restrictions may relate to residency, suitability, citizenship, criminal background, prior license violations, cross ownership of other businesses in the alcohol industry, or other criteria. In light of such requirements, each Shareholder acknowledges and agrees that the Company (and applicable Regulatory Authorities) shall be entitled to request at any time or from time-to-time that Shareholder provide it or applicable Regulatory Authorities with certain factual information, evidence supporting such information and a certification as to the accuracy and completeness of such information, relating to Shareholder (including, for the sake of clarity, its own owners), which the Company's officers or Directors (or applicable Regulatory Authorities) deem reasonably necessary to determine whether, pursuant to applicable laws, rules, regulations and enforcement policies effective at such time or reasonably expected to become effective within sixty (60) days relating to the ownership of an alcohol business ("Applicable Alcohol Ownership Laws"), Shareholder is eligible to continue to own an interest in the Company (an "Eligibility Certification"). Each Shareholder further acknowledges and agrees that in the event (a) such Shareholder fails to provide an Eligibility Certification in form and substance reasonably requested by the Company within ten (10) calendar days of the delivery of a written request for such information, provided, however, if the information cannot reasonably be delivered within such ten (10) day period without placing an undue burden upon such Shareholder, then such Shareholder, upon written request, may have up to an addition twenty (20) calendar days to provide such information unless such information is necessary for provision or response to the applicable Regulatory Authorities and any delay could prejudice the Company, which the Company shall so advise to Shareholder, or (b) the Company's officers or Board determines, in their or its sole and absolute discretion, which may be based upon advice of counsel, that based on information contained in the Eligibility Certification or information otherwise known to the Company's officers or Board, such Shareholder is an Ineligible Shareholder, the Company shall notify such Ineligible Shareholder of such determination in writing and the mandatory transfer provisions of Section 3.6 shall apply with respect to such Ineligible Shareholder.

3.6 Involuntary Transfers. In the event of a levy, an attachment, a seizure, the filing of a proceeding under any bankruptcy, insolvency, receivership, reorganization, or other law providing for relief of debtors (each, a "Debtor's Relief Law"), a Transfer by court order or operation of law (including, but not limited to, a Transfer to a Shareholder's spouse pursuant to a dissolution of marriage), or any other lifetime Transfer other than a Permitted Transfer (each, an "Involuntary Transfer"), the person seeking to exercise any right or remedy with respect to any of the Shares, or to obtain any of the Shares by a court order, or the bankruptcy trustee, receiver, or debtor in possession in the event of a proceeding under any Debtor's Relief Law, or the person to whom the Shares are to be transferred by operation of law, will first give forty-five (45) days' advance written notice to the Company. The notice will include (a) the number of Shares affected; (b) the nature of the right or remedy that the person seeks to exercise; (c) the nature of the proceeding under a Debtor's Relief Law or the basis of the Transfer by operation of law, as applicable; and, (d) if applicable, the amount of the claim with respect to which the person seeks to exercise the right or remedy against the Shares. At any time following such an Involuntary Transfer, or within forty-five (45) days after receipt of such notice, the Company will have the right (but not the obligation) to purchase all or none of the affected Shares. In that case, the purchase will be for the price and on the terms set forth in Section 3.7. If the Company does not elect to purchase all of the affected Shares, the Transfer may then become effective.

3.7 Prohibited Transfers. Any purported Transfer of Shares that is not a Permitted Transfer, including without limitation an Involuntary Transfer as described in Section 3.6 will be null and void and of no force or effect whatever. If the Board determines that a Transfer is not a Permitted Transfer:

3.7.1 The Company may elect to purchase all, but not less than all, of such Shareholder's Shares for their Fair Market Value (as defined below). If the Company so elects, and the Fair Market Value exceeds $10,000, the Company may pay the Shareholder the Fair Market Value of the Shares through (i) delivery of ten percent (10%) of the Fair Market Value at closing and (ii) the payment of the remaining ninety percent (90%) of the Fair Market Value in equal monthly installments over a period of sixty months following the closing, together with interest thereon at the lowest rate permissible under federal law without the imputation of interest. The Company may elect to purchase Shares under this Section 3.7 within one hundred twenty (120) days after the date on which the court of competent jurisdiction renders its decision by delivering notice of its election to such Shareholder designating the payment terms of such purchase.

3.7.2 The Parties engaging or attempting to engage in such Transfer will indemnify and hold harmless the Company and its Directors, officers, employees and agents from all costs, liability and damages that any of them may incur (including, without limitation, attorney fees and expenses incurred in negotiations, trial preparation, at trial, on appeal or in bankruptcy) as a result of such Transfer or attempted Transfer and efforts to enforce this indemnity.

3.7.3 The "Fair Market Value" of Shares will be the fair market value of the Shares as of the last day of the month preceding the event that gives rise to the valuation. If the Company and the Shareholder do not agree on the Fair Market Value of the Shares within thirty (30) days after the Company notifies the Shareholder that it is electing to purchase the Shares, then an appraiser or appraisers will determine the Fair Market Value of the Shares as follows:

3.7.3.1 The Company will obtain an appraisal of the Shares' Fair Market Value (the "First Appraisal"). If the Shareholder agrees with the First Appraisal, then the appraisal will be the Fair Market Value of the Shares.

3.7.3.2 If the Shareholder does not agree with the First Appraisal, then the Shareholder will obtain a second appraisal (the "Second Appraisal"). If the Second Appraisal's Fair Market Value of the Shares is within twenty percent (20%) of the First Appraisal, then the Fair Market Value of the Shares will be the average of the two appraisals.

3.7.3.3 If the Second Appraisal differs by more than twenty percent (20%) from the First Appraisal, then the two appraisers will select a third appraiser who will appraise the Shares' Fair Market Value (the "Third Appraisal"). The Third Appraisal will be averaged with the previous appraisal that is closest to the Third Appraisal (i.e., the appraisal that is furthest from the Third Appraisal will not be used in determining the Shares' Fair Market Value), and the average of the two appraisals will be the Fair Market Value of the Shares.

3.7.3.4 The Company and the affected Shareholder each will pay for its own appraiser, and the cost of the third appraiser, if used, will be paid 1/2 by the Shareholder and 1/2 by the Company. Each appraiser selected will (A) have an ABV accreditation and at least ten (10) years of experience appraising ownership interests in businesses similar to the Company and (B) use the AICPA Business Valuation Standards.

3.7.3.5 The appraiser(s)' determination of the Shares' Fair Market Value pursuant to this Section will: (A) apply appropriate discounts for marketability, minority interest and other factors relevant to the Shares, and (B) be conclusive and binding on the Parties.

4. LEGEND. Each certificate representing Shares now or at any time in the future held by the Shareholders will be inscribed with any legend that the Board deems reasonable and appropriate, including the following:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE (THE 'SHARES') HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE 'ACT'). THE SHARES HAVE BEEN ACQUIRED WITHOUT A VIEW TO DISTRIBUTION AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SHARES UNDER THE ACT AND UNDER ANY APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL FOR THE HOLDER (CONCURRED IN BY LEGAL COUNSEL FOR THE CORPORATION) THAT SUCH REGISTRATION IS NOT REQUIRED AS TO SUCH SALE OR OFFER.
>
> THE TRANSFER OF THE SHARES IS RESTRICTED UNDER THE TERMS OF AN AMENDED AND SECOND RESTATED

SHAREHOLDER AGREEMENT EFFECTIVE NOVEMBER 1, 2022 (THE "SECOND RESTATED SHAREHOLDER AGREEMENT"), A COPY OF WHICH IS ON FILE AT THE OFFICE OF THE CORPORATION.

THESE SHARES ARE SUBJECT TO THE PROVISIONS OF THE SECOND RESTATED SHAREHOLDER AGREEMENT THAT MAY PROVIDE FOR MANAGEMENT OF THE CORPORATION IN A MANNER DIFFERENT IN OTHER CORPORATIONS AND MAY SUBJECT A SHAREHOLDER TO CERTAIN OBLIGATIONS OR LIABILITIES NOT OTHERWISE ON SHAREHOLDERS IN OTHER CORPORATIONS."

5. TAG-ALONG RIGHTS; DRAG-ALONG RIGHTS.

5.1 Tag-Along Rights. In the event that Island Times LLC, an Oregon limited liability company, DonAlex Investments LLC, an Oregon limited liability company, Sarrocc Studios LLC, an Oregon limited liability company and Blue Horseshoe Investments LLC, an Oregon limited liability company (collective, the "Founding Sellers") propose to sell at least thirty-three percent (33.0%) then-issued and outstanding Shares collectively held by them (the "Offered Shares") to a prospective purchaser (other than a Permitted Transfer to a Permitted Transferee as provided in Section 3.2, which such Permitted Transfer is excluded from this Section 5) pursuant to a bona fide written offer, then all of the other Shareholders shall have the opportunity to participate pro-rata in the proposed transaction on the same terms and at the same price per Share as provided to the Founding Sellers ("Tag-Along Rights"). Upon the Founding Sellers' receipt in writing of a bona fide offer to purchase the Offered Shares upon terms which are acceptable to them, the Founding Sellers shall provide the other Shareholders (the "Tagging Shareholders") with written notice (the "Transfer Notice") of their intention to transfer all of the Offered Shares to a prospective purchaser, specifying in the Transfer Notice the identity of the prospective purchaser, the purchase price per Share for the Offered Shares (the "Purchase Price"), the number and class of Shares to be sold by each Shareholder, the terms of the proposed sale (the "Transfer Terms") and a copy of the written offer from the prospective purchaser. Thereafter, each Tagging Shareholder shall have a period of fifteen (15) days after receipt of such Transfer Notice (the "Exercise Period") to elect, by written notice to the Founding Sellers, the Company and the Company's Secretary, to exercise such Tagging Shareholder's Tag-Along Right. Failure to provide such written notice within the Exercise Period shall preclude the Tagging Shareholder from exercising such Tag-Along Right. If a Tagging Shareholder elects to exercise such Tagging Shareholder's Tag-Along Right, then such Transfer shall be effected at a price per Share and on terms that are no less favorable to the Tagging Shareholder than the Purchase Price and Transfer Terms. A Tagging Shareholder electing to exercise such Tagging Shareholder's Tag-Along Right shall do so for that portion of the Tagging Shareholder's Shares which is identical to the portion, on a percentage basis, of the Offered Shares owned by the Founding Sellers subject to the written offer from the prospective purchaser.

5.2 Drag-Along Rights. In the event that the Board and the holders of at least fifty and one-tenths percent (50.1%) of the then-issued and outstanding Shares (collectively, "Control Sellers" and each, individually, a "Control Seller") approve a Sale of the

Company (as defined below) (an "Approved Sale"), each other Shareholder (each such person, a "Non-Control Seller") shall consent to and raise no objections against the Approved Sale, and if the Approved Sale is structured as a sale or exchange of capital stock, each Non-Control Seller shall, if requested by the Control Sellers, sell or exchange the same proportion of his, her or its Shares as the proportion of Shares being sold by the Control Sellers in the Approved Sale, on the same terms and conditions received by the Control Sellers for their Shares. Each Non-Control Seller shall promptly take all actions reasonably necessary or reasonably desirable (in the judgment of the Control Sellers) to facilitate the consummation of the Approved Sale. Without limiting the foregoing, if the Approved Sale is structured as an asset sale, merger, consolidation, reorganization, or similar transaction, each Non-Control Seller shall vote in favor of such transaction and waive any dissenters' rights, appraisal rights or similar rights in connection with such transaction. The Company or the Control Sellers shall notify the Non-Control Sellers in writing not less than thirty (30) days prior to the proposed consummation of an Approved Sale. Each Non-Control Seller agrees not to directly or indirectly (without the prior written consent of the Company), disclose to any other Party (other than to such Non-Control Seller's legal counsel in confidence, as otherwise necessary to protect such Non-Control Seller's rights under this Second Restated Shareholder Agreement or as otherwise required by law) any information related to such potential Approved Sale. Notwithstanding anything to the contrary contained in this Section 5, no provision of this Section 5 shall require a Non-Control Seller to make any representations (other than representations as to title, due authorization and enforceability relating solely to such Party) or provide any indemnification to the buyer (other than with respect to the above matters) in any agreement requested or required to be executed by such Party in connection with any Approved Sale. For purposes of this Section 5.2, "Sale of the Company" means (i) a sale or exclusive license of all or substantially all of the assets of the Company, (ii) any reorganization, merger, or consolidation where the voting securities of the Company outstanding immediately preceding such transaction or the voting securities issued with respect to the voting securities of the Company outstanding immediately preceding such transaction represent less than fifty percent (50%) of the voting securities of the Company or surviving entity, as the case may be, following such transaction, or (iii) a transaction or series of related transactions resulting in the issuance or transfer of shares representing fifty percent (50%) or more of the voting securities of the Company other than any acquisition of such shares directly from the Company solely for cash in which no one person or entity or group of affiliated persons or entities acquires securities representing fifty percent (50%) or more of the voting securities of the Company. A sale (or multiple related sales) of one or more subsidiaries of the Company (whether by way of merger, consolidation, reorganization or sale of all or substantially all assets or securities) which constitutes all or substantially all of the consolidated assets of the Company shall be deemed a sale of substantially all the assets of the Company for purposes of the foregoing definition.

6. CHANGE OF CONTROL. In addition to the other limitations on transfer set forth in this Second Restated Shareholder Agreement, no Shareholder may, without first obtaining the approval (without the requirement of a formal Shareholder vote unless otherwise required by law) of the holders of at least two-thirds (2/3rds) of the Shares then outstanding, sell or otherwise transfer, including transfers by gift and by operation of law, any interest in any of the Shares if such sale or transfer results in the purchaser or transferee (including their affiliates) of such Shares holding greater than fifty percent (50%) of the voting securities of the Company, unless such purchaser or transferee offers to purchase all of the then outstanding Shares from each Shareholder at the same price, and upon the same terms (or terms as similar as reasonably possible).

7. CERTAIN VOTING REQUIREMENTS. Except as otherwise specifically provided herein the following actions require the written approval of the holders of not less than a simple majority (50.1%) of the outstanding Shares entitled to vote:

7.1 Change of the general type of business activity of the Company;

7.2 Entry into a partnership or similar business relationship;

7.3 Indemnification of officers, Directors, shareholders, employees and other agents of the Company;

7.4 Enter into or approve any agreement for the acquisition (or sale) of any business through purchase (or divestiture) of any assets, purchase (or sale) of any shares or otherwise, for any transaction valued at more than $5,000,000 individually or in the aggregate in any fiscal year;

7.5 Sell, assign, license, pledge, or encumber material technology or intellectual property, other than licenses granted in the ordinary course of business; or

7.6 Guarantee, directly or indirectly, any indebtedness except for trade accounts of the Company arising in the ordinary course of business.

8. LOCK-UP AGREEMENT. Shareholder agrees in connection with an initial public offering of equity securities by the Company, upon request of the Company or the underwriters managing such offering, not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any Shares (other than those included in the registration of the offering, if any) without the prior written consent of the Company or such underwriters, as the case may be, for the period of time after the offering requested by the underwriters, which period shall not exceed 180 days from the effective date of the registration of the offering.

9. VOTING FOR DIRECTORS.

9.1 General. At each annual or other meeting of the shareholders of the Company at which members of the Board of Directors are to be elected, and whenever members of the Board of Directors are to be elected by written consent, each Shareholder shall vote or act with respect to all Shares as to which such Shareholder has voting discretion so as to cause each of Anthony J. Bash, Charles E. Harrell and Joseph R. Ragazzo, or the designated nominee of any such individual in lieu of such individual, to be elected to the Board.

9.2 Vacancies. Any vacancy on the Board shall be filled by nomination in accordance with the provisions of Section 9.1, and such nomination shall be completed within sixty (60) days following the date the vacancy occurred.

/ / /

9.3 Removal of Directors. No Shareholder shall vote to remove any of the Directors named or referred to in Section 9.1, or any duly elected or appointed successor of such Director, without the consent of the Shareholder entitled to nominate such Director (or duly elected or appointed successor of such Director) pursuant to Section 9.1.

9.4 Grant of Proxy. If the provisions of this Section 9 are construed to constitute the granting of proxies, such proxies shall be deemed coupled with an interest and therefore irrevocable for the term of this Second Restated Shareholder Agreement.

9.5 Board of Directors Deadlock. If the Board is deadlocked on a particular matter, the Board will call a special meeting of the Shareholders for the purpose of deciding the matter. At that special meeting, the matter will be approved if Shareholders whose Shares exceed two-thirds (2/3rds) of the Shares of all Shareholders vote in favor of the matter and such Shareholders constitute at least the minimum number of holders of Company equity securities necessary to approve an action.

10. **SPECIFIC PERFORMANCE**. The Parties agree that it is impossible to measure in money the damages that will accrue to a Party hereto by reason of a failure to perform any of the obligations under this Second Restated Shareholder Agreement. The Parties therefore agree that, if any Party institutes any action or proceeding to enforce specifically the provisions of this Second Restated Shareholder Agreement, any Party (including the Company) against which such action or proceeding is brought (a) hereby waives the claim or defense that the Party bringing the action or proceeding has an adequate remedy at law or in damages and (b) will not urge in any action or proceeding the claim or defense that a remedy at law or in damages exists.

11. **WAIVER**. No waiver of any provision, breach, right or remedy under this Second Restated Shareholder Agreement will be valid or binding unless executed in writing by the Party making the waiver. No waiver will constitute a waiver of any other provision, breach, right or remedy under this Second Restated Shareholder Agreement, and no waiver will constitute a continuing waiver.

12. **SUCCESSION**. This Second Restated Shareholder Agreement will bind and inure to the benefit of the heirs, devisees, personal representatives, successors and assigns of the Shareholders and the Company.

13. **ENTIRE AGREEMENT; AMENDMENT**. This Second Restated Shareholder Agreement constitutes the entire agreement among the Parties pertaining to its subject matter and supersedes all prior and contemporaneous agreements, representations and understandings of the Parties. No supplement, modification or amendment of this Second Restated Shareholder Agreement will be binding unless executed in writing by a simple majority of each equity class of the Shareholders (ie., fifty and one-tenth percent (50.1%) of each class of Preferred Stock Shareholders and fifty and one-tenth percent (50.1%) of the Common Stock Shareholders) and the Company.

14. **INTERPRETATION**. Headings and captions contained in this Second Restated Shareholder Agreement are for the convenience of the Parties only and will not affect the interpretation or construction of this Second Restated Shareholder Agreement. The words "includes" and "including" are not limited in any way and mean "includes or including without limitation." The word "person" includes individuals, corporations, partnerships, limited liability companies, co-operatives, associations and other natural and legal persons.

15. SEVERABILITY. If any provision of this Second Restated Shareholder Agreement is invalid or unenforceable for any reason as to any person or circumstance, that provision will continue in effect only to the extent that it remains valid, and the invalidity or unenforceability will not render that provision invalid or unenforceable as to any other person or circumstance, and all other provisions of this Second Restated Shareholder Agreement in all other respects will remain valid and enforceable unless enforcement of this Second Restated Shareholder Agreement without the invalid or unenforceable clause would be grossly inequitable under the circumstances or would frustrate the primary purpose of this Second Restated Shareholder Agreement.

16. NOTICES. All notices and communications in connection with this Second Restated Shareholder Agreement will be given in writing and will be transmitted by personal delivery or by certified mail, return receipt requested. Notices that are personally delivered will be deemed effective upon delivery. Notices that are mailed as provided above will be deemed effective on the second business day after they are placed in the United States mail, postage prepaid. The address for each Shareholder will be the Shareholder's address on the Company's records, unless otherwise changed by the Shareholder. Any Party may change the address to which notices will be sent by notifying all other Parties of the change in accordance with this Section 16.

17. DISCLOSURE OF AGREEMENT. The Parties all recognize and acknowledge that: (i) Section 21.103 of the Texas Business Organizations Code require that the existence of this Second Restated Shareholder Agreement be noted conspicuously on any and all share certificates of the Company or on the information statement required for uncertificated shares by Section 3.205 of the Texas Business Organizations Code; and (ii) Section 21.105 of the Texas Business Organizations Code gives any future purchaser of shares of the Company a right to rescind such future purchaser's purchase of Shares of the Company unless the future purchase has knowledge of the existence of this Second Restated Shareholder Agreement. Therefore, the Parties hereby agree and consent to the disclosure of this Second Restated Shareholder Agreement and its terms in all manners and situations as required by the Texas Business Organizations Code.

18. GOVERNING LAW. This Second Restated Shareholder Agreement is made in and will be governed in all respects by the laws of the state of Texas, without regard to its conflict of laws or choice of laws provisions, rules or principles.

19. COUNTERPARTS AND DELIVERY. This Second Restated Shareholder Agreement may, for convenience, be executed in one or more counterparts, each of which will be deemed an original, but all of which will constitute one and the same agreement. This Second Restated Shareholder Agreement may be delivered by facsimile or electronically (including pdf or any electronic signature complying with the U.S. Federal ESIGN Act of

2000, e.g., www.docusign.com), and any such delivery will have the same effect as physical delivery of a signed original.

20. TIME OF THE ESSENCE. Time and strict performance are of the essence of this Second Restated Shareholder Agreement.

21. ADDITIONAL SHAREHOLDERS. The Secretary of the Company or his or her designee is authorized and directed to update attached Exhibit A to reflect any person who becomes a Shareholder after the Effective Date.

22. CONSENT OF SPOUSE. Each Shareholder or Permitted Transferee residing in a community property state will obtain the signature of the Shareholder's spouse on the Consent of Spouse attached hereto as Exhibit B (the "Consent"), and will deliver such executed Consent to the Company. If any Shareholder or Permitted Transferee should marry or remarry subsequent to the date of this Second Restated Shareholder Agreement, or if a Shareholder or Permitted Transferee subsequently moves to a community property state, the Shareholder or Permitted Transferee will obtain the signature of his or her spouse on the Consent. The signed Consent will be kept with the original copy of this Second Restated Shareholder Agreement in the files of the Company. It is the specific intent that the interest of any spouse of a Shareholder or Permitted Transferee be subject to the terms, conditions, and restrictions of this Second Restated Shareholder Agreement.

The Parties have executed this Second Restated Shareholder Agreement effective as of the Effective Date.

COMPANY: **EL HEMPE SPIRITS, INC.**

____
By: Anthony J. Bash
Its: Chief Executive Officer and President

SHAREHOLDERS:

ISLAND TIMES LLC

____
By: Anthony J. Bash
Its: Manager

DONALEX INVESTMENTS LLC

____
By: Charles E. Harrell
Its: Member

SARROCC STUDIO LLC

____
By: Joseph R. Ragazzo
Its: Member

BLUE HORSESHOE INVESTMENTS LLC

____
By: Brent C. Adam
Its: Member

CHETWOOD INVESTMENT OPPORTUNITY FUND LLC

____

By: TB² LLC
Its: Manager
By: Anthony J. Bash
Its: Co-Manager

____

By: TB² LLC
Its: Manager
By: Todd A. Boren
Its: Co-Manager

J. MACARTHUR LLC

____

By: Todd A. Boren
Its: Manager

____

By: Seth Leavens

AETHER HOLDINGS LLC

____

By: Jason Martin
Its: Managing Member

____

By: Gilbert Bustamante
Its: Managing Member

WHOOTA STREET MONEY NEVER SLEEPS PTY LTD atf SUPERFLY SUPERANNUATION FUND

____

By: Jaron Mitchell
Its: Director

WOLF OF WHOOTA STREET PTY LTD atf THE TRUST FORMERLY KNOWN AS TRUST

____

By: Jaron Mitchell
Its: Director

____

By: Laurie Woolery

____

By: John Woolery

____

By: Dennis Castle

____

By: Joanna Klose

STEPHEN MARIK BROCKMAN INH IRA BENE OF V BROCKMAN

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By: Stephen Marik Brockman

DUCK DOG INVESTMENTS LLC

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By: Mark E. Williams
Its: Member

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By: Alan Hepburn

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By: Shelly Marie Bigley

NEW AGE TECHNOLOGIES LLC

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By: Anil Sharma
Its: Managing Member

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By: Amit Dhingra
Its: Managing Member